                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                OHM CORPORATION
                           (Name of Subject Company)

                     INTERNATIONAL TECHNOLOGY CORPORATION
                                 IT-OHIO, INC.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  670839 10 9
                                 -------------
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 Mosside Boulevard
                     Monroeville, Pennsylvania 15416-2792
                                (412) 372-7701

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 IT-OHIO, INC.
                             11499 Chester Road
                            Cincinnati, Ohio 45246
                                (513) 782-4700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

               PETER F. ZIEGLER                       JOSEPH B. FRUMKIN
               KAREN E. BERTERO                      SULLIVAN & CROMWELL
          GIBSON, DUNN & CRUTCHER LLP                 125 BROAD STREET
             333 S. GRAND AVENUE                 NEW YORK, NEW YORK 10004
          LOS ANGELES, CALIFORNIA  90071              (212) 558-4000
                 (213) 229-7000

                           Calculation of Filing Fee

================================================================================
     TRANSACTION VALUATION                            AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
        $160,229,500*                                      $32,045.90**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 13,933,000 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $11.50 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    Not Applicable        Filing party:  Not Applicable
Form or registration no.:  Not Applicable        Date filed:    Not Applicable

                                SCHEDULE 14D-1

                             CUSIP No. 670839 10 9

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Parent:  I.R.S. No.:  33-0001212
      Parent Acquisition Sub:  I.R.S. No.: 52-2073665
--------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

 3.   SEC USE ONLY


--------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS*

      BK and/or WC

--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(e) or 2(f)                                                  [_]


--------------------------------------------------------------------------------

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Parent - Incorporated in the State of Delaware
      Parent Acquisition Sub - Incorporated in the State of Ohio
--------------------------------------------------------------------------------

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE

--------------------------------------------------------------------------------

 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

      N/A                                                                   [_]

--------------------------------------------------------------------------------

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      N/A

--------------------------------------------------------------------------------

10.   TYPE OF REPORTING PERSON*

      Parent - CO
      Parent Acquisition Sub - CO
--------------------------------------------------------------------------------

                                 INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by IT-Ohio, Inc., an Ohio corporation ("Purchaser"), and a wholly-owned subsidiary of International Technology Corporation, a Delaware corporation ("Parent"), to purchase 13,933,000 shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of OHM Corporation, an Ohio corporation (the "Company"), (the "Offer Share Number") at a price of $11.50 per Share, net to each tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, regardless of whether Shares are purchased pursuant to the Offer and promptly after the satisfaction or, if permissible, waiver of certain other conditions, Purchaser will be merged with and into the Company (the "Merger"). The Company will continue as the surviving corporation after the Merger (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent.

     At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares purchased in the Offer or otherwise owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Shares that are owned by the Company or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties, or Shares (the "Dissenting Shares") with respect to which the holder properly exercises such holder's appraisal rights under all of the relevant provisions of Sections 1701.84 et seq. ("Section 1701.84") of the Ohio General Corporation Law
        -- ---
("OGCL") (collectively, the "Excluded Shares")), will be cancelled and converted automatically into the right to receive (i) 1.394 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock"); provided, however, that if the aggregate
                                    --------  -------
number of Shares accepted for payment and paid for pursuant to the Offer and purchased from Waste Management, Inc., a Delaware corporation ("WMX"), which holds of record 9,668,000 Shares or approximately 35% of the outstanding Shares, pursuant to the Repurchase Agreement (as defined in the Offer to Purchase) is less than 19,168,381 Shares (the "Cash Share Number") (the number of Shares so paid for and purchased being referred to herein as the "Purchased Share Number") then the Exchange Ratio shall be adjusted (the "Adjusted Exchange Ratio") and shall be equal to the product obtained by multiplying the Exchange Ratio by a fraction, (A) the numerator of which is equal to (x) the number of Shares issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares other than Dissenting Shares) (the "Final Outstanding Number") plus (y) the Purchased Share Number minus (z) the Cash Share Number and (B) the denominator of which is the Final Outstanding Number and (ii) if the Exchange Ratio has been adjusted pursuant to the immediately preceding proviso, an amount in cash equal to a fraction, (A) the numerator of which is the product of $11.50 and the amount by which the Cash Share Number exceeds the Purchased Share Number and (B) the denominator of which is the Final Outstanding Number. The foregoing shall be referred to collectively as the "Merger Consideration."

     At the Effective Time, Shares shall no longer be outstanding and shall be cancelled and retired and shall cease to exist (in the case of Excluded Shares other than Dissenting Shares, without the payment of consideration therefor) and each certificate (a "Certificate") formerly representing any of such Shares, other than any Excluded Shares, shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive cash in lieu of fractional shares and any distribution or dividends pursuant to the Merger Agreement.

     The Offer is conditioned on there being tendered prior to the Expiration Date and not withdrawn at least 13,933,000 Shares. If more than 13,933,000 Shares are validly tendered and not withdrawn prior to the Expiration Date, Purchaser will accept for payment (and thereby purchase) 13,933,00 Shares are on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not withdrawn by each tendering shareholder.

     The information contained in this Statement concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information. The information contained in the Offer to Purchase concerning the Offer, the Merger, Parent and Purchaser was supplied by Purchaser.

ITEM 1.   SECURITY AND SUBJECT COMPANY

          (a) The name of the subject company is OHM Corporation, an Ohio corporation, which has its principal executive offices at 16406 U.S. Route 224 East, Findlay, Ohio 45840.

          (b) The class of equity securities being sought is the Common Stock. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

          (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

    (a) - (d), (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Parent, and the name, business address, present principal occupation employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Offer to Purchase under the captions "INTRODUCTION," and "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent," and in Schedule II to the Offer to Purchase, and are incorporated herein by reference.

     (e) - (f) During the last five years, neither Purchaser, Parent, nor, to the knowledge of Purchaser or Parent, any of the persons listed in Schedule II to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent," and "THE TENDER OFFER--10. Certain Transactions between Purchaser and the Company" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent," "THE TENDER OFFER--10. Certain Transactions between Purchaser and the Company," and "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (f) - (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Effects of the Offer on the Market for Shares; New York Stock Exchange and Exchange Act Registration" is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offer to Purchase under the caption "TENDER OFFER--10. Certain Transactions Between Purchaser and the Company" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under the captions "TENDER OFFER--10. Certain Transactions Between Purchaser and the Company" and "TENDER OFFER--12 Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Voting Agreements; Appraisal Rights" is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under the caption "TENDER OFFER--17. Fees and Expenses" is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase under the caption "TENDER OFFER--8. Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under the captions "TENDER OFFER--12. Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Voting Agreements; Appraisal Rights" is incorporated herein by reference.

     (b), (c) and (d) The information set forth in the Offer to Purchase under the caption "TENDER OFFER--16. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Offer to Purchase, dated January 16, 1998.

     (a)(2)  Letter of Transmittal, dated January 16, 1998.

     (a)(3)  Notice of Guaranteed Delivery, dated January 16, 1998.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 16, 1998.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 16, 1998.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)  Summary Advertisement, dated January 16, 1998.

     (a)(8)  Press Release, dated January 15, 1998, issued by Parent.

     (b)(1)  Commitment Letter, dated January 15, 1998.

     (c)(1) Agreement and Plan of Merger, dated as of January 15, 1998, among the Company, Parent and Purchaser.

     (c)(2) Parent Voting Agreement dated January 15, 1998 among the Company, Parent and the stockholders of Parent named therein.

     (c)(3) Company Voting Agreement dated January 15, 1998 among the Company, Parent and the shareholders of the Company named therein.

     (c)(4)  Option Termination Agreement dated January 15, 1998 between James
L. Kirk and the Company.

     (c)(5) Share Repurchase Agreement dated January 15, 1998 among the Company, Parent, Rust International, Inc. and Waste Management, Inc.

     (c)(6) Confidentiality Agreement, dated September 25, 1997, between the Company and Parent.

     (d)  None.

     (e)  Not Applicable.

     (f)  None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1998

                                       IT-Ohio, Inc.


                                       By /s/ Anthony J. DeLuca
                                          --------------------------------------
                                          Anthony J. DeLuca
                                          President



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1998

                                       International Technology Corporation


                                       By /s/ Anthony J. DeLuca
                                          --------------------------------------
                                          Anthony J. DeLuca
                                          President and Chief Executive Officer